Exhibit 99.1

NEURODERM LTD.

3 Pekeris St., Rabin Science Park, Rehovot 7670212, Israel
September 24, 2015

NOTICE OF 2015 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON OCTOBER 29, 2015

Dear NeuroDerm Ltd. Shareholders:

We cordially invite you to attend the 2015 Annual General Meeting of Shareholders, or the Meeting, of NeuroDerm Ltd., or the Company, to be held at 3:00 p.m. (Israel time) on Thursday, October 29, 2015, at our offices at 3 Pekeris St., Rabin Science Park, Rehovot, Israel.

The Meeting is being called for the following purposes:

(1)	To re-elect Mr. Uwe Wascher as a Class I director of the Company, to serve as a director for a three-year term, until our annual general meeting of shareholders in 2018, and until his successor is duly elected and qualified;
(2)	To ratify the re-appointment of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, as our independent, external auditors for the year ending December 31, 2015 and for the period until the next annual general meeting of shareholders, and to authorize our Board of Directors, or the Board, with power of delegation to its audit committee, to set the fees to be paid to such auditors; and
(3)	To approve, in accordance with the requirements of the Israeli Companies Law, 5759-1999, or the Companies Law, an option grant to Dr. Oded Lieberman, our Chief Executive Officer.

Our Board unanimously recommends that you vote in favor of each of the above proposals, which are described in the attached Proxy Statement.

Shareholders of record at the close of business on Monday, September 28, 2015 are entitled to notice of and to vote at the Meeting.

Whether or not you plan to attend the Meeting, it is important that your shares be represented and voted at the Meeting. Accordingly, after reading the Notice of 2015 Annual General Meeting of Shareholders and accompanying Proxy Statement, please mark, date, sign and mail the enclosed proxy or voting instruction form as promptly as possible in the enclosed stamped envelope. If voting by mail, the proxy must be received by our transfer agent or at our registered office not later than 11:59 PM EDT on October 28, 2015 to be validly included in the tally of ordinary shares voted at the Meeting. An earlier deadline may apply to receipt of your voting instruction form, if indicated therein. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card or voting instruction form. In the alternative, shareholders who hold their shares in street name (through a broker, trustee or nominee) may be able to utilize the control number appearing on their voting instruction form to submit their voting instruction to their brokers, trustees or nominees by other means, including via the Internet, if so indicated on their voting instruction form. An electronic copy of the enclosed proxy materials will also be available for viewing at http://ir.neuroderm.com/. The full text of the proposed resolutions, together with the form of proxy card for the Meeting, may also be viewed beginning on Monday, October 5, 2015, at the registered office of the Company, 3 Pekeris St., Rabin Science Park, Rehovot, Israel, from Sunday to Thursday (excluding holidays), 10:00 a.m. to 5:00 p.m. (Israel time). Our telephone number at our registered office is +972-8-946-2729.

Sincerely,

/s/ Robert Taub

Robert Taub
Chairman of the Board of Directors

NEURODERM LTD.

3 Pekeris St., Rabin Science Park, Rehovot 7670212, Israel
+972-8-946-2729

PROXY STATEMENT

2015 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors, or the Board, of NeuroDerm Ltd., to which we refer as NeuroDerm or the Company, to be voted at the 2015 Annual General Meeting of Shareholders, or the Meeting, and at any postponements or adjournments thereof, pursuant to the accompanying Notice of 2015 Annual General Meeting of Shareholders. The Meeting will be held at 3:00 p.m. (Israel time) on Thursday, October 29, 2015, at our offices at 3 Pekeris St., Rabin Science Park, Rehovot, Israel.

This Proxy Statement, the attached Notice of 2015 Annual General Meeting of Shareholders and the enclosed proxy card or voting instruction form are being made available on or about Monday, October 5, 2015 to holders of NeuroDerm ordinary shares.

You are entitled to receive notice of, and to vote at, the Meeting, if you hold ordinary shares as of the close of business on Monday, September 28, 2015, the record date for the Meeting. You can vote your shares by attending the Meeting or by following the instructions under “How You Can Vote” below. Our Board urges you to vote your shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Items

The Meeting is being called for the following purposes:

(1)	To re-elect Mr. Uwe Wascher as a Class I director of our Company, to serve as a director for a three-year term, until our annual general meeting of shareholders in 2018, and until his successor is duly elected and qualified;
(2)	To ratify the re-appointment of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, as our independent, external auditors for the year ending December 31, 2015 and for the period until the next annual general meeting of shareholders, and to authorize our Board of Directors, or the Board, with power of delegation to its audit committee, to set the fees to be paid to such auditors; and
(3)	To approve, in accordance with the requirements of the Israeli Companies Law, 5759-1999, or the Companies Law, an option grant to Dr. Oded Lieberman, the Company's Chief Executive Officer.

We are not aware of any other matters that will come before the Meeting. If any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment and the recommendation of the Board.

Board Recommendation

Our Board unanimously recommends that you vote “FOR” each of the above proposals.

Who Can Vote

You are entitled to receive notice of the Meeting and to vote at the Meeting if you are a shareholder of record at the close of business on Monday, September 28, 2015. You are also entitled to notice of the Meeting and to vote at the Meeting if you held ordinary shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on September 28, 2015, or which appear in the participant listing of a securities depository on that date.

If your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, LLC of Brooklyn, New York, you are considered, with respect to those shares, the shareholder of record. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to provide your voting proxy directly to the Chief Financial Officer of our Company (as described under “How You Can Vote” below) or to vote in person at the Meeting.

Quorum

On the record date, Monday, September 28, 2015, we had 21,536,938 ordinary shares issued and outstanding. Each ordinary share outstanding as of the close of business on that date is entitled to one vote upon each of the proposals to be presented at the Meeting. Under our Articles of Association, the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold shares representing at least twenty-five percent (25%) of our voting power. If a quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned for one week (to the same day, time and place), or to a day, time and place determined by the Chairman of the Meeting (which may be earlier or later than said time). At such adjourned meeting the presence of any two shareholders in person or by proxy (regardless of the voting power represented by their shares) will constitute a quorum.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum. A “broker non-vote” occurs when a bank, broker or other holder of record holding shares for a beneficial owner attends the Meeting, but does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. It is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its shares, if the shareholder wants its shares to count towards the vote on a particular proposal.

Vote Required for Approval of Each of the Proposals

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions) is necessary for the approval of each of the proposals. Apart from for the purpose of determining a quorum, broker non-votes will not be counted as present and are not entitled to vote. Abstentions are not treated as a vote “FOR” or a vote “AGAINST” a proposal.

In addition, the approval of Proposal 3 requires that either of the following two voting requirements be met as part of the approval by an ordinary majority of shares present and voting thereon:

•	approval by a majority of the ordinary shares held by non-controlling shareholders who do not have a personal interest in the approval of the proposal that are voted at the Meeting, excluding abstentions; or
•	the total number of shares held by non-controlling, disinterested shareholders (as described in the previous bullet-point) voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in our Company.

For purposes of Proposal 3, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or other office holder of the Company). A person is presumed to be a controlling shareholder if it holds or controls, by itself or together with others, one-half or more of any one of the “means of control” of the Company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of the Company, or (ii) the right to appoint directors of the Company or its chief executive officer. For purposes of this proposal, a “controlling shareholder” furthermore includes any shareholder holding 25% or more of the voting rights in our Company if no other shareholder holds more than 50% of the voting rights.

We are unaware of any shareholder that would be deemed to be a controlling shareholder of our Company as of the current time for purposes of the vote on Proposal 3.

A “personal interest” of a shareholder, for purposes of Proposal 3, (x) includes an interest of any members of the shareholder’s immediate family (or spouses thereof) or an interest of a company with respect to which the shareholder (or such a family member thereof) serves as a director or the chief executive officer, owns at least 5% of the shares or has the right to appoint a director or the chief executive officer; and (y) excludes an interest arising solely from the ownership of ordinary shares of the Company. In determining whether a vote cast by proxy is disinterested, the “personal interest” of the proxy holder is also considered and will cause that vote to be excluded from the disinterested vote, even if the shareholder granting the proxy does not have a personal interest in the matter being voted upon.

A controlling shareholder and a shareholder that has a personal interest are qualified to participate in the vote on Proposal 3; however, the vote of such shareholders may not be counted towards the majority requirement described in the first bullet point above and will not count towards the 2% threshold described in the second bullet point above.

A shareholder must inform our Company before the vote (or if voting by proxy, indicate on the proxy card) whether or not such shareholder has a personal interest, and failure to do so disqualifies the shareholder from participating in the vote on Proposal 3. Since it is highly unlikely that any of our public shareholders has a personal interest in such proposal and in order to avoid confusion in the voting and tabulation process, a public shareholder who signs and returns a proxy card or voting instruction form will be deemed to be confirming that such shareholder, and any related party of such shareholder, is not a controlling shareholder and has no personal interest with respect to Proposal 3. If you believe that you, or a related party of yours, is a controlling shareholder or possesses a personal interest and you wish to participate in the vote on Proposal 3, you should indicate the existence of a personal interest on the enclosed proxy card (if applicable) and should furthermore contact our Chief Financial Officer, Roy Golan, at +972-8-946-2729 or roy@neuroderm.com, who will advise you as to how to submit your vote for Proposal 3. If you hold your shares in “street name” (through a bank, broker or other nominee) and believe that you possess a personal interest in the approval of Proposal 3, you should instead contact the representative managing your account, who could then contact our Chief Financial Officer on your behalf.

How You Can Vote

Shareholders of Record

If you are a shareholder of record, that is, your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, these proxy materials are being sent directly to you by our transfer agent. You can vote your shares by attending the Meeting or by completing and signing a proxy card. The form of proxy card that has been mailed to you and that can be completed, signed and returned in the envelope that was enclosed with it provides the primary means for authorizing the voting of your ordinary shares without attending the Meeting in person. If you are a shareholder of record and have lost or misplaced the proxy card mailed to you, you may print a copy of the proxy card from http://ir.neuroderm.com/phoenix.zhtml?c=253749&p=irol-sec, and may complete and sign that proxy card (indicating the name of the record shareholder holding your ordinary shares) and return it to our Chief Financial Officer via e-mail to roy@neuroderm.com or via fax to his attention at +972-8-946-1729. We reserve the right to require further identifying information from you if you submit your proxy card in that manner. You may change your mind and cancel your proxy card by sending us written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting. We will not be able to count a proxy card unless we receive it at our principal executive offices at 3 Pekeris St., Rabin Science Park, Rehovot 7670212, Israel, or our registrar and transfer agent receives it in the enclosed envelope, not later than 11:59 PM EDT on October 28, 2015.

Shareholders Holding in “Street Name”

If your ordinary shares are held in a brokerage account or by a trustee or nominee, you are considered to be the beneficial owner of shares held in “street name,” and these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee. Please follow the enclosed instructions to direct your broker, trustee or nominee how to vote your shares. Beneficial owners may be able to utilize the control number appearing on their voting instruction form to submit their voting instruction to their brokers, trustees or nominees by other means, including via the Internet, if so indicated on their voting instruction form. All votes should be submitted by 11:59 PM EDT on October 28, 2015 (or such earlier deadline as may be indicated on the voting instruction form) in order to be counted towards the tally of ordinary shares voted at the Meeting. Alternatively, if you wish to attend the Meeting and vote in person, you must obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Meeting.

If you provide specific instructions (by marking a box) with regard to the proposals, your shares will be voted as you instruct. If you sign and return your proxy card without giving specific instructions with respect to a particular proposal, your shares will be voted in favor of the proposal, in accordance with the recommendation of the Board. However, if you are a beneficial owner of shares and do not specify how you want to vote on your voting instruction form, your broker will not be permitted to instruct the depositary to cast a vote with respect to that proposal (commonly referred to as a “broker non-vote”). Brokers that hold shares in “street name” for clients typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. The only item on the Meeting agenda that may be considered routine is Proposal 2 relating to the reappointment of the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2015; however, we cannot be certain whether this will be treated as a routine matter since our proxy statement is prepared in compliance with the Companies Law, rather than the rules applicable to domestic U.S. reporting companies. Absent specific instructions from the beneficial owner of the shares, brokers are not allowed to exercise their voting discretion, among other things, with respect to the election of directors. In that circumstance, the shares held by you will be included in determining the presence of a quorum at the Meeting, but are not considered “present” for the purpose of voting on the relevant proposal. Such shares have no impact on the outcome of the voting on such proposal. If your shares are held of record by a bank, broker, or other nominee, we urge you to give instructions to your bank, broker, or other nominee as to how your shares should be voted so that you thereby participate in the voting on these important matters. In all cases, you must remember to indicate in writing and/or contact the Company if you have a personal interest in the approval of Proposal 3. If you sign and return your proxy card or voting instruction form, the persons named as proxies will vote in their discretion on any other matters that properly come before the Meeting.

Revocation of a Proxy

Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by the Company by 11:59 PM EDT on October 28, 2015, will be voted in favor of the proposal and any other matters that may be presented to the Meeting, as described above.

Solicitation of Proxies

Proxies are being distributed to shareholders on or about October 5, 2015. Certain officers, directors, employees, and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, email, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

Voting Results

The final voting results will be tallied by the Company’s Chief Financial Officer based on the information provided by the Company’s transfer agent or otherwise, and the overall results of the Meeting will be published following the Meeting in a report on Form 6-K that will be furnished to the U.S. Securities and Exchange Commission, or the SEC.

Availability of Proxy Materials

Copies of the proxy card, the notice of the Meeting and this Proxy Statement are available at the “Investor Relations” portion of our Company’s website, http://ir.neuroderm.com. The contents of that website are not a part of this Proxy Statement.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of September 28, 2015 by:

•	each person or entity known by us to own beneficially 5% or more of our outstanding shares;
•	each of our directors and executive officers individually; and
•	all of our executive officers and directors as a group.

The beneficial ownership of ordinary shares is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem shares subject to options or warrants that are currently exercisable or exercisable within 60 days as of September 28, 2015, to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of shares beneficially owned prior to the offering is based on 21,536,938 ordinary shares outstanding as of September 28, 2015.

Except where otherwise indicated, we believe, based on information furnished to us by such owners, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such shares.

Unless otherwise noted below, each shareholder's address is Ruhrberg Science Building, 3 Pekeris St., Rehovot 7670212, Israel.

	SHARES BENEFICIALLY OWNED
NAME OF BENEFICIAL OWNER	NUMBER		%
Principal Shareholders
Capital Point Ltd. and affiliates(1)	1,545,622		7.2%
Directors and Executive Officers
Oded S. Lieberman(2)	599,200		2.7%
Alon Yaar		*	*
Sheila Oren		*	*
Oron Yacoby-Zeevi		*	*
Roy Golan		*	*
Sharon Cohen-Vered		*	*
Revital Mandil-Levin		*	*
Shmuel Cabilly(3)	2,629,650		12.2%
Larry Ellberger		*	*
Robert Taub(4)	3,232,890		15.0%
Uwe Wascher(5)	3,021,370		14.0%
Alla Felder		*	*
Jonathan Kalman		*	*
All directors and executive officers as a group (13 persons)	9,819,835		43.7%

*	Represents beneficial ownership of less than 1% of our outstanding ordinary shares.
(1)	Based on Amendment No. 1 to the Schedule 13G filed by Capital Point Ltd. on September 17, 2015. Capital Point Ltd. is an Israeli company traded on the Tel-Aviv Stock Exchange whose principal business address is Azrieli Center, Round Tower 22nd Floor, Tel Aviv 67021, Israel.

(2)	Consists of 599,200 ordinary shares issuable upon exercise of outstanding options.
(3)	Based on a Schedule 13G filed by Shmuel Cabilly on February 17, 2015. The principal business office of Shmuel Cabilly is 13 Em Kol Hai Street, Gedera, Israel.
(4)	Based on a Schedule 13G filed by Robert Taub on February 17, 2015. Mr. Taub shares voting and dispositive power over 298,250 ordinary shares held by MINV SA, a company in which Mr. Taub owns over 99.9% of the outstanding shares, and has sole voting and dispositive power over 2,934,640 ordinary shares. The principal business office of Robert Taub is c/o NeuroDerm Ltd., Ruhrberg Science Building, 3 Pekeris St., Rehovot 7670212, Israel.
(5)	Based on a Schedule 13G filed by Uwe Wascher on February 17, 2015. The principal business office of Uwe Wascher is c/o NeuroDerm Ltd., Ruhrberg Science Building, 3 Pekeris St., Rehovot 7670212, Israel.

PROPOSAL 1
RE-ELECTION OF CLASS I DIRECTOR

Background

Under our Articles of Association, our directors (other than our external directors as such term is defined in the Companies Law) are divided into three classes. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire Board (other than our external directors). At each annual meeting of our shareholders, the nominees to serve within the class of directors whose terms expire at that meeting are elected or reelected for a term of office that expires at the third annual meeting following such election or reelection (and following the election or reelection of their successors). As a result, in each successive year, the term of office of the directors serving in one of the three classes of directors expires.

The term of Mr. Uwe Wascher, our Class I director, expires at the Meeting.

Our Class II directors, Messrs. Shmuel Cabilly and Larry Ellberger, will hold office until our annual meeting of shareholders to be held in 2016, and our Class III directors, Mr. Robert Taub and Dr. Oded Lieberman, will hold office until our annual meeting of our shareholders in 2017.

In addition, our two external directors, Ms. Alla Felder and Mr. Jonathan Kalman, serve on the Board for fixed three-year periods in accordance with the Companies Law.

Under our Articles of Association, our Board must consist of not less than four and not more than twelve directors, including at least two external directors that we are required to have under the Companies Law. As indicated above, our Board currently consists of a total of seven directors, including Mr. Uwe Wascher, whose reelection as a Class I directors is being voted on at the Meeting, and including our two external directors.

Our nominating and governance committee has recommended the nomination by the Board, and the reelection by our shareholders at the Meeting, of Mr. Uwe Wascher as a Class I director for a three-year term. Our Board approved this recommendation and has, in turn, nominated, and recommended to our shareholders the election of, Mr. Uwe Wascher as a Class I director for a three-year term.

Mr. Uwe Wascher has advised the Company that he is willing, able and ready to serve as a Class I director if reelected. We do not have any understanding or agreement with Mr. Wascher with respect to his future election.

Under the NASDAQ Listing Rules, a majority of our directors must meet the independence requirements specified in those rules. Following the Meeting (assuming no changes to the composition of the Board other than the reelection of Mr. Wascher under Proposal 1), each of the members of our Board, other than our Chief Executive Officer, will be independent under those rules. In reaching that conclusion, our Board has determined that none of these directors (other than our Chief Executive Officer) has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

During 2014 and through the date of this Proxy Statement Mr. Uwe Wascher participated in over 75% of all Board actions (including meetings and written consents), and over 75% of the actions (including meetings and written consents) of the compensation committee of the Board.

Set forth below is certain biographical information regarding the background and experience of Mr. Uwe Wascher:

Uwe Wascher, 73, has served as a member of our Board of Directors since July 2007. In 2000, Mr. Wascher founded Wascher and Partner, a company that specializes in mergers and acquisitions consultancy and start-up advice in the specialty chemicals and plastics fields. From 1984 to 2000, Mr. Wascher served as a vice president of General Electric Company. Currently, Mr. Wascher serves as a non-executive director of Polymer Logistics N.V., Polyscope Polymers B.V. and Nyxoah S.A. Mr. Wascher holds a MSc in polymer science from the Massachusetts Institute of Technology.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution at the Meeting:

“RESOLVED, that Mr. Uwe Wascher be, and hereby is, reelected to serve as a Class I director of NeuroDerm Ltd. for a term of three years that expires at the third annual general meeting of shareholders following such reelection, and until the due election and qualification of his successor.”

Required Vote

As described above under “Vote Required for Approval of the Proposals”, the reelection of Mr. Uwe Wascher as a Class I director requires the affirmative vote of shareholders present in person or represented by proxy and holding ordinary shares representing a simple majority of the votes cast.

Board Recommendation

Our Board unanimously recommends that you vote FOR the foregoing resolution reelecting Mr. Uwe Wascher.

PROPOSAL 2
REAPPOINTMENT OF INDEPENDENT, EXTERNAL AUDITORS

Background

Kesselman & Kesselman, Certified Public Accountants (Israel), a member of PricewaterhouseCoopers International Limited (which we refer to as PwC) served as our independent auditors for the year ended December 31, 2014. The audit committee and the Board have approved, and recommend that our shareholders also approve, at the Meeting, the reappointment of PwC as our independent auditors for the year ending December 31, 2015 and for the additional period until the close of our 2016 annual general meeting of shareholders. As part of the requested approval of this Proposal 2, our shareholders are also being asked to authorize our Board to fix the remuneration of PwC, in accordance with the volume and nature of their services. Our audit committee will pre-approve all services to be performed by, and compensation to be paid to, the Company’s independent auditors.

Fees paid to the Auditors

The following table sets forth, for each of the years indicated, the fees billed by PwC.

We paid the following fees for professional services rendered by Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, an independent registered public accounting firm, for the years ended December 31, 2013 and 2014:

	Year ended December, 31
	2013	2014
	(in thousands of U.S. dollars)
Audit fees	$258	$206

“Audit fees” consists of services that would normally be provided in connection with statutory and regulatory filing or engagements, including services that generally only the independent accountant can reasonably provide, and includes audit services in connection with our IPO.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution at the Meeting:

“RESOLVED, that the Company’s independent auditors, Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, be, and hereby are, reappointed as the Company's independent, external auditors for the year ending December 31, 2015 and for the period until the next annual general meeting of shareholders, and that the Company's Board of Directors (with the power of delegation to its audit committee) be, and hereby is, authorized to set the fees to be paid to such auditors.”

Required Vote

As described above (under “Vote Required for Approval of the Proposals”), the approval of the reappointment of the independent auditors requires the affirmative vote of shareholders present in person or represented by proxy and holding ordinary shares representing a simple majority of the votes cast with respect to this proposal.

Board Recommendation

Our Board unanimously recommends that you vote “FOR” the foregoing resolution reappointing PwC as our independent auditors for the year ending December 31, 2015 and authorizing the setting of their remuneration.

PROPOSAL 3
GRANT OF OPTIONS TO OUR CHIEF EXECUTIVE OFFICER

Background

Under the Companies Law, any public Israeli company that seeks to approve terms of compensation of its chief executive officer is required to obtain the approval of its compensation committee, board of directors and shareholders, in that order.

Dr. Oded Lieberman has served in his capacity as our Chief Executive Officer since December 2007. During such time, Dr. Lieberman has been instrumental our Company’s operational successes, including our achievement of the following recent milestones:

•	Under Dr. Lieberman's leadership the Company also started, according to plan, a closely followed head to head PK comparison study of ND0612H vs. DuoDopa in the EU that may point the way to a regulatory approval path in the EU that will be based on PK studies.
•	Dr. Lieberman was furthermore at the forefront of the successful consummation of our initial public offering in the United States, or IPO, and listing on the NASDAQ Stock Market, which were completed in November 2014, and our follow-on offering, which was completed in July 2015.

In approving the proposed option grant for Dr. Lieberman, our compensation committee and Board considered the factors enumerated in the compensation policy for our office holders (as defined in the Companies Law) that was adopted by our shareholders at a special general meeting of shareholders held in February 2015, or the Compensation Policy. Our compensation committee and Board expressed the view that the terms and conditions of the option grant: (i) are appropriate, given the background and experience of Dr. Lieberman, and (ii) are consistent with the Compensation Policy. Our compensation committee and Board view the option grant as a means to incentivize further success on the part of Dr. Lieberman and our Company’s employees as a whole.

Under the option grant, Dr. Lieberman would receive options to purchase 130,000 ordinary shares, at an exercise price of $18.21, which exercise price was set based on the average closing price of our ordinary shares for the 30 trading days preceding the grant date by our Board (August 17, 2015). The options will vest in 16 equal quarterly installments at the end of each quarterly period commencing on the grant date.

Notwithstanding the foregoing vesting schedule, the entire option grant (that is, all 130,000 options) would become fully vested and exercisable as of immediately prior to, and conditional upon a “Change of Control,” as defined in Section 2.10 of our 2014 Incentive Compensation Plan, or the 2014 Plan.

Proposed Resolution

We are proposing that our shareholders approve the option grant to Dr. Lieberman, via the adoption of the following resolution at the Meeting:

“RESOLVED, that the grant of options to purchase 130,000 ordinary shares to Dr. Oded Lieberman, the Chief Executive Officer of the Company, as described in Proposal 3 of the Proxy Statement with respect to the Meeting, be, and the same hereby is, approved.”

Required Majority

The vote required for approval of the option grant to Dr. Lieberman is the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (excluding abstentions).

In addition, the approval of the option grant requires that either of the following two voting conditions be met as part of the approval by an ordinary majority of shares present and voting thereon:

•	the majority voted in favor includes a majority of the shares held by non-controlling shareholders who do not have a personal interest in the approval of the option grant that are voted at the Meeting, excluding abstentions; or
•	the total number of shares held by non-controlling, disinterested shareholders (as described in the previous bullet-point) voted against approval of the payment of the option grant does not exceed two percent (2%) of the aggregate voting rights in our Company.

Please see the discussion under “Vote Required for Approval of Each of the Proposals” above for definitions of the terms “controlling shareholder” and “personal interest” for purposes of this Proposal 3, as well as for instructions as to how to vote in the event that you possess a personal interest in the approval of the proposal.

Board Recommendation

The Board unanimously recommends that you vote “FOR” the proposed resolution under Proposal 3.

OTHER MATTERS

Our Board does not intend to bring any matters before the Meeting other than those specifically set forth in the Notice of 2015 Annual General Meeting of Shareholders and knows of no matters to be brought before the Meeting by others. If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with their judgment and based on the recommendation of the Board.

ADDITIONAL INFORMATION

The Company’s Annual Report on Form 20-F for the year ended December 31, 2014, filed with the SEC on April 28, 2015, is available for viewing and downloading on the SEC’s website at www.sec.gov as well as under the Investor Relations section of the Company’s website at http://ir.neuroderm.com.

The Company is subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580 Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. The Company’s SEC filings are also available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

By order of the Board of Directors:

Robert Taub,
Chairman of the Board of Directors

Rehovot, Israel
October 5, 2015